SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of April, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
CNPJ/MF nº 60.643.228/0001-21
NIRE 35.300.022.807

NOTICE TO THE MARKET

In view of recent fluctuations in VCP's share price, as well as the increase in the trading volume in terms of the number of transactions and amount of shares traded during the period between April 13 and April 24, 2009, BM&F Bovespa S.A. Bolsa de Valores, Mercadorias e Futuros (“BM&F BOVESPA”), in its Ofício GAE 912/09 of April 24, 2009, asked Votorantim Celulose e Papel S.A. (“VCP”, “Company”) if it had any knowledge of any fact that could explain the above mentioned occurrences.

In compliance with the Ofício GAE 912/09, in a letter dated April 29, 2009 (the "Letter"), the Company has informed BM&F BOVESPA that the transaction ("Transaction") announced to the market through the Material Event Notice of January 19, 2009 encompasses several steps that include the acquisition of the equity of Aracruz Celulose S.A. ("Aracruz") and will culminate in the migration of VCP's shares to the Novo Mercado segment of the BM&F BOVESPA.

According to the Letter, due to the complexity of the Transaction it would be reasonable to expect some market reaction, which in the beginning of the process was negative due to, in the Company's opinion, Aracruz's losses as a result of the global economic crisis. In addition, a worsening economic scenario and a significant reduction in the availability of credit have, from the Company's viewpoint, formed a group of circumstances that has been reflected in the decrease of VCP share prices.

Following initial concerns related to the new economic and financial scenario, in the second quarter of 2009 there are indications that the intensity of the crisis could be lower than expected, resulting in improved economic outlook, including for the pulp sector. A comparison between the share prices on the BM&F BOVESPA of VCP and Aracruz with the share prices on the BM&F BOVESPA of Suzano Papel e Celulose S.A. and the Ibovespa for the periods indicated in Exhibit I shows a realignment of prices due to, in the Company's opinion,  a more optimistic perception of the sector and the progress of the Transaction as initially expected. Suzano's share price was not initially impacted by the disclosure of significant losses by Aracruz, and has followed the trend of the Ibovespa. On the other hand, VCP and Aracruz benefited from the above mentioned realignment only in April.

It is also important to mention that both VCP and Aracruz have established temporary Special Independent Committees pursuant to CVM Official Guidance no. 35/08, with members who are notable and independent.

We maintain our commitment to keep the market informed of any material facts or events with respect to the Transaction.

São Paulo, April 29, 2009.
Paulo Prignolato
CFO and Investor Relations Officer

This notice is not an offer to sell or an offer to buy securities in the United States of America.  Any transactions involving offers of securities or offers to buy securities referred to in this notice will not be carried out in the united states absent registration or an exemption from registration.

Exhibit I. Referential Index of Share prices

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: April 30, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer